Exhibit 99.2

Seanergy Maritime Announces Acquisition of a Scrubber-Fitted Capesize Vessel with Immediate Period Employment and the Sale of the two Oldest Vessels of the Fleet

January 3, 2023 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today the acquisition of a 2012-built Capesize vessel (the “Vessel”) from a major Japanese company and the simultaneous commencement of its period employment.

In addition, the Company has entered into definitive agreements to sell the 2005-built M/V Goodship and the 2006-built M/V Tradership, the oldest vessels in its fleet, to United Maritime Corporation (“United”), a related party.

The Company expects to record a profit of approximately $8 million in connection with the sale of the two vessels in the first quarter of 2023. In addition, the aforementioned transactions will reduce the average age of Seanergy’s fleet.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased to announce the acquisition of another high-quality Japanese Capesize vessel, which will effectively replace the older M/V Goodship and M/V Tradership. The sale of the two oldest vessels in our fleet will result in a substantial profit of more than $8 million for Seanergy, whilst benefiting the average age of our fleet.

“The M/V Paroship will increase the number of the scrubber-fitted vessels in our fleet to nine, enhancing our cash-flow generating capacity based on the significant differential between high and low-sulfur fuel prevailing currently.

“The delivery of the M/V Paroship and the underlying T/C agreement are well-timed, considering the recent improvement in the freight market and what we believe to be strong fundamentals in our sector.

“Seanergy remains committed to the Capesize sector with a solid operational structure and consistent capital allocation, focusing predominantly on shareholder rewards and sustainable growth.”

Acquisition of a modern Japanese Capesize vessel & Period Employment

The Vessel was built in 2012 at a reputable shipyard in Japan, with a cargo-carrying capacity of approximately 181,415 deadweight tons and has been renamed M/V Paroship. The Vessel is fitted with an exhaust gas cleaning system (scrubber).

The M/V Paroship was delivered to the Company on December 27, 2022 and its gross purchase price of US$31 million was funded through a combination of cash on hand and a new senior credit facility.

The Vessel has been fixed on a time charter (“T/C”) with a leading European operator, which is an existing charterer of Seanergy, for a period of minimum ten (10) months to maximum December 31, 2023. The T/C commenced promptly, upon finalization of the customary transition process. The gross daily rate is set at a premium over the Baltic Capesize Index, while the Company has the option to convert the daily hire from index-linked to fixed for a period of minimum three (3) months to maximum nine (9) months based on the prevailing Capesize Freight Futures Agreements curve. In addition, the T/C includes a scrubber profit sharing scheme with the majority of the benefit from the differential between high sulfur and low sulfur fuel being attributed to Seanergy.

Sale of our two oldest Capesize vessels

The aggregate sale price of the two vessels is US$36.25 million and was agreed upon on the basis of the average of three independent broker valuations. The transaction was made pursuant to United’s exercise of a right of first offer granted by the Company on its Capesize vessels pursuant to an agreement entered into between the Company and United on July 5, 2022. The sale of the M/V Tradership and the M/V Goodship was approved by a special independent committee of the Company’s Board of Directors. The deliveries of the two vessels are expected to be concluded by the end of the first quarter of 2023, subject to the satisfaction of certain customary closing conditions.

Financing facility for the M/V Paroship

Seanergy concluded a new senior credit facility with an existing lender of the Company, a major European bank, secured by the M/V Paroship. The US$16.5 million loan bears interest of SOFR + 2.90% per annum and has a four-year tenor. The principal amount will be amortized through 16 consecutive quarterly installments averaging approximately US$0.43 million each, and a US$9.6 million final balloon payment at maturity.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Including the newly delivered M/V Paroship and upon completion of the sale of the M/V Goodship and M/V Tradership, the Company's operating fleet will consist of 16 Capesize vessels with an average age of 11.9 years and an aggregate cargo carrying capacity of approximately 2,846,965 dwt.

The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com